Filed Pursuant to Rule 433

Registration No. 333-263733

Issuer Free Writing Prospectus dated May 12, 2022

Relating to Preliminary Prospectus Supplement dated May 12, 2022

$1,500,000,000

NXP B.V.

NXP FUNDING LLC

NXP USA, INC.

May 12, 2022

$500,000,000 4.400% SENIOR NOTES DUE 2027

$1,000,000,000 5.000% SENIOR NOTES DUE 2033

Issuers:	NXP B.V., NXP Funding LLC and NXP USA, Inc. (collectively, the “Issuers” or “we”)

Notes:	$500,000,000 4.400% Senior Notes due 2027 (the “2027 Notes”) $1,000,000,000 5.000% Senior Notes due 2033 (the “2033 Notes”)

Guarantor:	The Notes will be guaranteed by NXP Semiconductors N.V., the holding company of NXP B.V.

Principal Amount:	2027 Notes: $500,000,000 2033 Notes: $1,000,000,000

Use of Proceeds:

We estimate that the net proceeds to us from this offering, after deducting the Underwriters’ discounts and commissions payable by us, will be approximately $1,490,615,000.

We intend to use the net proceeds from the offering of the 2027 Notes, together with all or a portion of the net proceeds of the 2033 Notes to redeem the $900 million aggregate principal amount of the outstanding 4.625% 2023 Notes in accordance with the terms of the indenture governing the 4.625% 2023 Notes, including all premiums, accrued interest and costs and expenses related to the 4.625% 2023 Notes Redemption. Any remaining net proceeds from the 2027 Notes will be temporarily held as cash and other short term securities or used for general corporate purposes, which may include capital expenditures or short-term debt repayment. We intend to allocate an amount equal to the net proceeds of the 2033 Notes to Eligible Green Projects (as defined below). Pending the allocation of an amount equal to the proceeds of the 2033

Notes toward Eligible Green Projects, we expect to temporarily use all or a portion of the net proceeds from the offering of the 2033 Notes to help fund the redemption of the 4.625% 2023 Notes. As of April 3, 2022, $900 million aggregate principal amount of the 4.625% 2023 Notes was outstanding. The 4.625% 2023 Notes bear interest at a rate per annum of 4.625% and mature on June 2, 2023. We are under no obligation to redeem the 4.625% 2023 Notes prior to their maturity.

Stated Maturity Date:	2027 Notes: June 1, 2027 2033 Notes: January 15, 2033

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Offering Price:	2027 Notes: 99.846%, plus accrued interest, if any, from May 16, 2022 2033 Notes: 99.701%, plus accrued interest, if any, from May 16, 2022

Coupon:	2027 Notes: 4.400% per annum 2033 Notes: 5.000% per annum

Yield to Maturity:	2027 Notes: 4.434% 2033 Notes: 5.035%

Benchmark Treasury:	2027 Notes: 2.750% UST due April 30, 2027 2033 Notes: 1.875% UST due February 15, 2032

Benchmark Treasury Price / Yield:	2027 Notes: 99-27 / 2.784% 2033 Notes: 91-27 3⁄4 / 2.835%

Spread to Benchmark Treasury:	2027 Notes: T + 165 basis points 2033 Notes: T + 220 basis points

Expected Ratings (Outlook):*	Moody’s: Baa3 (stable); S&P: BBB (stable); Fitch: BBB (stable)

Interest Payment Dates:	2027 Notes: June 1 and December 1, beginning on December 1, 2022 2033 Notes: January 15 and July 15, beginning on January 15, 2023

Record Dates:	2027 Notes: May 15 and November 15 2033 Notes: January 1 and July 1

Par Call:

2027 Notes: Par call on or after May 1, 2027 (the date that is one month prior to the final maturity date)

2033 Notes: Par call on or after October 15, 2032 (the date that is three months prior to the final maturity date)

Make-Whole Call:	2027 Notes: Callable at make-whole call of T+25 basis points 2033 Notes: Callable at make-whole call of T+35 basis points

CUSIP / ISIN:	2027 Notes: 62954H BE7 / US62954HBE71 2033 Notes: 62954H BB3 / US62954HBB33

Joint Bookrunners:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Rabo Securities USA, Inc. SMBC Nikko Securities America, Inc.

Trade Date:	May 12, 2022

Settlement Date:	May 16, 2022 (T+2)

Distribution:	SEC-registered

Governing Law:	State of New York

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Note: These securities ratings are expected to be provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

This communication is confidential and is intended for the sole use of the person to whom it is provided by the sender. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuers and Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that have been filed with the SEC that are incorporated by reference in the prospectus for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuers, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146; Deutsche Bank Securities Inc. at 1-800-503-4611 or Goldman Sachs & Co. LLC at 1-866-471-2526.

No prospectus is required, in any member state of the European Economic Area, in accordance with Regulation (EU) 2017 / 1129 or, in the United Kingdom, in accordance with Regulation (EU) 2017 / 1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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